Exhibit 99.2

Financial Information for the Three Months and Nine Months Ended September 30, 2024 and 2023 of Kenon and OPC

and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s Adjusted EBITDA (including share of EBITDA of its associated companies) and non-IFRS reconciliation

Appendix D: Summary of financial information of OPC’s subsidiaries

Appendix E: Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position (Unaudited)

	September 30,	December 31,
	2024	2023
	$ millions
Current assets
Cash and cash equivalents	615	697
Short-term deposits and restricted cash	2	1
Trade receivables	97	68
Short-term derivative instruments	1	3
Other investments	156	216
Other current assets	40	111
Total current assets	911	1,096
Non-current assets
Investment in ZIM (associated company)	29	-
Investment in OPC’s associated companies	664	703
Long-term restricted cash	15	16
Long-term derivative instruments	15	14
Deferred taxes, net	9	16
Property, plant and equipment, net	1,894	1,715
Intangible assets, net	307	321
Long-term prepaid expenses and other non-current assets	53	52
Right-of-use assets, net	214	175
Total non-current assets	3,200	3,012
Total assets	4,111	4,108
Current liabilities
Current maturities of loans from banks and others	103	170
Trade and other payables	129	182
Short-term derivative instruments	2	2
Current maturities of lease liabilities	7	5
Total current liabilities	241	359
Non-current liabilities
Long-term loans from banks and others	919	906
Debentures	448	454
Deferred taxes, net	138	137
Other non-current liabilities	152	110
Long-term derivative instruments	26	16
Long-term lease liabilities	54	56
Total non-current liabilities	1,737	1,679
Total liabilities	1,978	2,038
Equity
Share capital	50	50
Translation reserve	(10)	(4)
Capital reserve	73	70
Accumulated profit	1,051	1,087
Equity attributable to owners of the Company	1,164	1,203
Non-controlling interests	969	867
Total equity	2,133	2,070
Total liabilities and equity	4,111	4,108

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss (Unaudited)

	For the nine months ended September 30,		For the three months ended September 30,
	2024	2023	2024	2023
	$ millions		$ millions
Revenue	592	541	237	229
Cost of sales and services (excluding depreciation and amortization)	(403)	(382)	(157)	(151)
Depreciation and amortization	(66)	(57)	(24)	(25)
Gross profit	123	102	56	53
Selling, general and administrative expenses	(67)	(71)	(25)	(25)
Other (expenses)/income, net	(3)	3	6	4
Operating profit	53	34	37	32
Financing expenses	(104)	(55)	(52)	(23)
Financing income	38	35	18	11
Financing expenses, net	(66)	(20)	(34)	(12)
Gains/(losses) related to ZIM	111	(1)	-	-
Dividend income	6	-	-	-
Share in profit/(losses) of associated companies, net
- ZIM	40	(266)	40	(223)
- OPC’s associated companies	41	49	17	22
Profit/(loss) before income taxes	185	(204)	60	(181)
Income tax expense	(14)	(19)	(6)	(9)
Profit/(loss) for the period	171	(223)	54	(190)
Attributable to:
Kenon’s shareholders	163	(243)	43	(205)
Non-controlling interests	8	20	11	15
Profit/(loss) for the period	171	(223)	54	190

Basic/diluted profit/(loss) per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit/(loss) per share	3.09	(4.53)	0.81	(3.83)

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	For the nine months ended September 30,
	2024	2023
	$ millions
Cash flows from operating activities
Profit/(loss) for the period	171	(223)
Adjustments:
Depreciation and amortization	72	66
Financing expenses, net	66	20
(Gains)/loss related to ZIM	(111)	1
Share in (profit)/losses of associated companies, net	(81)	217
Share-based payments	7	7
Other expenses, net	8	(5)
Income tax expense	14	19
	146	102
Change in trade and other receivables	(48)	30
Change in trade and other payables	41	(18)
Cash generated from operating activities	139	114
Income taxes paid, net	(1)	(2)
Dividend received from associate companies
- ZIM	20	151
- OPC’s associated companies	55	2
Net cash provided by operating activities	213	265

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited), continued

	For the nine months ended September 30,
	2024	2023
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	(2)	30
Short-term collaterals deposits, net	3	30
Investment in long-term deposits, net	1	-
Investment in associated companies, less cash acquired	(10)	(7)
Acquisition of subsidiary, less cash acquired	-	(248)
Acquisition of property, plant and equipment	(325)	(199)
Acquisition of intangible assets	-	(7)
Proceeds from sale of interest in ZIM	111	-
Proceeds from distribution from associated company	26	3
Proceeds from sale of other investments	68	169
Proceeds from sale of subsidiary	2	-
Purchase of other investments	-	(50)
Long-term advance deposits	-	(34)
Long-term loans to an associate	-	(24)
Interest received	20	20
Proceeds from transactions in derivatives, net	1	3
Net cash used in investing activities	(105)	(314)

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities	(545)	(145)
Short-term loans from banking corporations, net	(53)	8
Proceed from Veridis transaction	-	129
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	108	-
Investments of holders of non-controlling interests in the capital of a subsidiary	-	64
Tax equity investment	41	-
Proceeds from issuance of debentures, less issuance expenses	52	-
Proceeds from long-term loans	460	322
Proceeds from derivative financial instruments, net	3	2
Repurchase of shares	(2)	(25)
Costs paid in advance in respect of taking out of loans	-	(19)
Dividend paid	(201)	(150)
Interest paid	(53)	(28)
Net cash (used in)/provided by financing activities	(190)	158

(Decrease)/increase in cash and cash equivalents	(82)	109
Cash and cash equivalents at beginning of the year	697	535
Effect of exchange rate fluctuations on balances of cash and cash equivalents	-	(11)
Cash and cash equivalents at end of the period	615	633

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the nine months ended September 30, 2024
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	496	96	-	-	592
Depreciation and amortization	(52)	(20)	-	-	(72)
Financing income	17	3	-	18	38
Financing expenses	(63)	(24)	-	(17)	(104)
Gains related to ZIM	-	-	111	-	111
Share in profit of associated companies	-	41	40	-	81
Profit/(loss) before taxes	34	(1)	151	1	185
Income tax (expense)/benefits	(15)	2	-	(1)	(14)
Profit for the period	19	1	151	-	171

	For the nine months ended September 30, 2023
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	488	53	-	-	541
Depreciation and amortization	(50)	(16)	-	-	(66)
Financing income	10	5	-	20	35
Financing expenses	(44)	(10)	-	(1)	(55)
Loss related to ZIM	-	-	(1)	-	(1)
Share in profit of associated companies	-	49	(266)	-	(217)
Profit/(loss) before taxes	33	18	(267)	12	(204)
Income tax expense	(5)	(6)	-	(8)	(19)
Profit/(loss) for the period	28	12	(267)	4	(223)

	For the three months ended September 30, 2024
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	205	32	-	-	237
Depreciation and amortization	(19)	(7)	-	-	26
Financing income	12	1	-	5	18
Financing expenses	(31)	(9)	-	(12)	(52)
Share in profit of associated companies	-	17	40	-	57
Profit/(loss) before taxes	31	(2)	40	(9)	60
Income tax (expense)/benefits	(8)	2	-	-	(6)
Profit/(loss) for the period	23	-	40	(9)	54

	For the three months ended September 30, 2023
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	210	19	-	-	229
Depreciation and amortization	(20)	(8)	-	-	28
Financing income	2	2	-	7	11
Financing expenses	(19)	(4)	-	-	(23)
Share in profit of associated companies	-	22	(223)	-	(201)
(Loss)/profit before taxes	25	11	(223)	6	(181)
Income tax expense	(5)	(4)	-	-	(9)
(Loss)/profit for the period	20	7	(223)	6	(190)

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss (Unaudited)

	For the nine months ended September 30,		For the three months ended September 30,
	2024	2023	2024	2023
	$ millions		$ millions
Revenue	592	541	237	229
Cost of sales (excluding depreciation and amortization)	(403)	(382)	(157)	(151)
Depreciation and amortization	(66)	(56)	(24)	(25)
Gross profit	123	103	56	53
Selling, general and administrative expenses	(62)	(64)	(22)	(23)
Other (expenses)/income	(2)	2	5	3
Operating profit	59	41	39	33
Financing expenses	(87)	(54)	(40)	(23)
Financing income	20	15	13	4
Financing expenses, net	(67)	(39)	(27)	(19)
Share in profit of associated companies, net	41	49	17	22
Profit before income taxes	33	51	29	36
Income tax expense	(13)	(11)	(6)	(9)
Profit for the period	20	40	23	27

Attributable to:
Equity holders of the company	23	35	22	24
Non-controlling interest	(3)	5	1	3
Profit for the period	20	40	23	27

B - 1

Summary Data from OPC’s Consolidated Statement of Cash Flows (Unaudited)

	For the nine months ended September 30,		For the three months ended September 30,
	2024	2023	2024	2023
	$ millions		$ millions
Cash flows provided by operating activities	201	121	112	76
Cash flows used in investing activities	(297)	(445)	(158)	(76)
Cash flows provided by financing activities	128	333	162	26
Increase in cash and cash equivalents	32	9	116	26
Cash and cash equivalents at end of the period	310	239	310	239

Summary Data from OPC’s Consolidated Statement of Financial Position (Unaudited)

	As at
	September 30, 2024	December 31, 2023
	$ millions
Total financial liabilities[1]	1,470	1,530
Total monetary assets[2]	328	278
Investment in associated companies	664	703
Total equity attributable to the owners	1,284	1,061
Total assets	3,627	3,479

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

B - 2

Appendix C

Definition of OPC’s Adjusted EBITDA and Adjusted EBITDA (including proportionate share in EBITDA of associated companies) and non-IFRS reconciliation

This announcement, including the financial tables, presents OPC’s Adjusted EBITDA (including proportionate share in EBITDA of associated companies), which is a non-IFRS financial measure.

OPC’s Adjusted EBITDA (including proportionate share in EBITDA of associated companies) is defined as net profit/(loss) before depreciation and amortization, financing expenses, net, share of depreciation and amortization and financing expenses, net, included within share of profit of associated companies, net, income tax expense, share of changes in fair value of derivative financial instruments and changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature, and other income/(expenses). Adjusted EBITDA (including proportionate share in EBITDA of associated companies) is not recognized under IFRS as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. Adjusted EBITDA (including proportionate share in EBITDA of associated companies) is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of Adjusted EBITDA (including proportionate share in EBITDA of associated companies) as a measures of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of Adjusted EBITDA (including proportionate share in EBITDA of associated companies) provides useful information to investors and financial analysts in their review of OPC’s, its subsidiaries’, and its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliations of OPC’s profit/(loss) to Adjusted EBITDA (including proportionate share in EBITDA of associated companies) for the periods presented. Other companies may calculate Adjusted EBITDA (including proportionate share in EBITDA of associated companies) differently, and therefore this presentation of Adjusted EBITDA (including proportionate share in EBITDA of associated companies) may not be comparable to other similarly titled measures used by other companies.

	For the three months ended September 30,
	2024	2023
	$ millions
Profit for the period	23	27
Depreciation and amortization	26	28
Financing expenses, net	27	19
Share of depreciation and amortization and financing expenses, net, included within share of profit of associated companies, net	27	24
Income tax expense	6	9
Share of changes in fair value of derivative financial instruments	109	107
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	(1)	-
Other income	-	(3)
Adjusted EBITDA (including proportionate share in EBITDA of associated companies)	108	104

C - 1

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, and debt service reserves for OPC’s subsidiaries as of September 30, 2024 and December 31, 2023 (in $ millions):

As at September 30, 2024	OPC Energy	OPC-Hadera	CPV Keenan	Others	Total

Debt (including accrued interest)	447	161	70	159	837
Cash and cash equivalents (including restricted cash used for debt service)	7	22	-	21	50
Derivative financial instruments for hedging principal and/or interest	-	12	4	(3)	13
Net debt*	440	127	66	141	774

As at December 31, 2023	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	OPC-Gat	CPV Keenan	Others	Total

Debt (including accrued interest)	56	-	177	306	120	79	161	899
Cash and cash equivalents (including restricted cash used for debt service)	44	2	27	26	3	-	93	195
Derivative financial instruments for hedging principal and/or interest	-	-	10	-	-	5	(1)	14
Net debt*	12	(2)	140	280	116	73	69	688

*Net debt is defined as debt minus cash and cash equivalents and deposits and restricted cash.

D - 1

Appendix E

Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation

This announcement presents ZIM’s Adjusted EBITDA, which is a non-IFRS financial measure.

ZIM defines Adjusted EBITDA for each period as net profit/(loss) adjusted to exclude depreciation and amortization, financial expenses/(income), net, and income taxes, in order to reach EBITDA, and further adjusted to exclude impairments of assets, non-cash charter hire expenses, capital gains/(losses) beyond the ordinary course of business and expenses related to legal contingencies. Adjusted EBITDA is not recognized under IFRS as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of Adjusted EBITDA as a measure of ZIM’s profitability since it does not take into consideration certain costs and expenses that result from ZIM’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

This measure should not be considered in isolation, or as a substitute for operating income, any other performance measure, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. In addition, non-IFRS financial measures may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Set forth below is a reconciliation of ZIM’s net profit/(loss) to Adjusted EBITDA for the periods presented(*).

	For the three months ended September 30,
	2024	2023
	$ millions
Profit/(loss) for the period	1,126	(2,270)
Depreciation and amortization	295	424
Financing expenses, net	102	66
Income taxes	7	(71)
EBITDA	1,530	(1,852)
Capital gain, beyond the ordinary course of business	(2)	-
Impairment of assets	-	2,063
Expenses related to legal contingencies	3	-
Adjusted EBITDA	1,531	211

* The table above may contain slight summation differences due to rounding.

E - 1